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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING
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                                                        SEC FILE NUMBER

                                                            0-15320
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        (Check One):
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                                                         CUSIP NUMBER

                                                          358 033 108
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[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
Form 10-QSB [ ] Form N-SAR

        For Period Ended: November 30, 1996

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended.....................................
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        Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION
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                         THE FRESH JUICE COMPANY, INC.
                           (Full Name of Registrant)

               35 Walnut Avenue, Suite 4, Clark, New Jersey 07066
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Address of Principal Executive Office (Street and Number) City, State and Zip
Code
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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]          (b)  The subject annual report, semi-annual report, transition report on Form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]          (c)  The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable. See Exhibit A annexed hereto.

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PART III- NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and Form
      10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

             Financial reporting and accounting difficulties, resulting from the consolidation of several business entities acquired during the fiscal year ended November 30, 1996, have resulted in unforeseen delays in connection with the preparation of the Registrant's year-end financial statements. Consequently, the Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense. The foregoing Report will be filed not later than the fifteenth calendar days following the prescribed due date for the Report.

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PART IV-OTHER INFORMATION
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             (1)  Name and telephone number of person to contact in regard to this notification

            Jeffrey Smith            (908)                  396-1112
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               (Name)             (Area Code)           (Telephone Number)


             (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [] NO


             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [] NO

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit B annexed hereto.
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                         THE FRESH JUICE COMPANY, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 28, 1997        By: /S/ STEVEN M. BOGEN
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                                     Steven M. Bogen, Chief Executive Officer
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                                  EXHIBIT A

February 28, 1997

The Fresh Juice Company, Inc.
Clark, New Jersey

Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by The Fresh Juice Company, Inc., which contains notification of the registrant's inability to file its Form 10-KSB by February 28, 1997. We have read the Company's statements contained in Part III and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended November 30, 1996, to be included in Form 10-KSB.

Very truly yours,

/s/ KMPG Peat Marwick LLP

KMPG Peat Marwick LLP
Short Hills, New Jersey

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                                                                     Exhibit B

        It is anticipated that the Registrant will be reporting a net loss in the range of $800,000 to $1,100,000 for the fiscal year ended November 30, 1996. The anticipated net loss has resulted primarily from (a) increased labor costs and other expenses relating to the consolidation and close down costs of the acquired Clear Springs Citrus, Inc. production facility and the full integration of the Registrant's production facility in Winter Haven, Florida during the fourth fiscal quarter and (b) a typical seasonal increase in the cost of fruit which is obtained from California during the fourth fiscal quarter for the Registrant's fresh squeezed juice production.